Mark C. Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

March 8, 2017

Via EDGAR and Federal Express

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Gold Lakes Corp.
Amendment No. 5 to Registration Statement on Form S-1 Filed February 15, 2017 File No. 333-210675

Form 10-K for Fiscal Year Ended July 31, 2015 File No. 000-52814

Dear Mr. Reynolds:

On behalf of Gold Lakes Corp., a Nevada corporation (the “Company”), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated February 24, 2017, relating to the Company’s Amendment No. 5 to the Registration Statement on Form S-1 filed on February 15, 2017. The responses below have been numbered to correspond with the comments in your February 24, 2017 letter. We are including a courtesy marked copy of the Company’s Pre-Effective Amendment No. 6 to the Registration Statement on Form S-1 (“Amendment No. 6”) with this letter.

Overview, page 39

1. Please provide us with a detailed reconciliation of the change in the issued and outstanding common shares of 103,096,935 per the balance sheet at October 31, 2016 on page F-2 to 209,659,770 common shares at February 10, 2017.

Company Response 1:

The Company respectfully informs the Staff that the significant increase in the number of shares of the Company’s common stock issued and outstanding from October 31, 2016 through February 2017 was due to numerous conversions by the holders of outstanding convertible notes into shares of the Company’s common stock. Amendment No. 6 has been revised to include disclosures regarding the recent issuances of common stock pursuant to such note conversions. The table below sets forth the conversion dates and the number of shares issued pursuant to the note conversions effected between October 31, 2016 and March 1, 2017. As of October 31, 2016, there were 103,096,935 shares of the Company’s common stock issued and outstanding. From November 1, 2016 through March 1, 2017, the Company issued 442,082,510 shares of common stock pursuant to the note conversions described in the table below, such that as of March 2, 2017, there were 545,179,445 shares of the Company’s common stock issued and outstanding.

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Securities and Exchange Commission

Division of Corporation Finance

March 8, 2017

Date of Note Conversion(s)	Number of Shares of Common Stock Issued

November 30, 2016	5,000,000
December 7, 2016	5,103,449
December 28, 2016	2,400,000
January 6, 2017	2,592,000
January 13, 2017	4,320,000
January 19, 2017	5,000,000
January 20, 2017	6,003,106
January 24, 2017	5,040,000
January 25, 2017	5,000,000
January 27, 2017	6,500,000
January 31, 2017	6,789,218
February 2, 2017	5,890,910
February 3, 2017	2,100,000
February 6, 2017	17,220,834
February 7, 2017	12,740,000
February 9, 2017	5,143,318
February 10, 2017	9,720,000
February 13, 2017	47,367,390
February 14, 2017	10,576,163
February 15, 2017	36,132,692
February 16, 2017	15,000,000
February 17, 2017	28,501,715
February 21, 2017	29,877,288
February 23, 2017	36,098,000
February 24, 2017	15,000,000
February 27, 2017	40,360,000
March 1, 2017	76,606,427
Total	442,082,510

Recent Sales of Unregistered Securities, page 56

2. We note the increase in common stock outstanding as reflected in the last amendment. Please provide the disclosure required by Item 701 of Regulation S-K for these stock issuances.

Company Response 2:

The Company respectfully informs the Staff that Amendment No. 6 has been revised to include the disclosure required by Item 701 of Regulation S-K with respect to the recent issuances of common stock pursuant to the note conversions described above.

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Securities and Exchange Commission

Division of Corporation Finance

March 8, 2017

***

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated February 24, 2017. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark Lee
Mark C Lee
Shareholder

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Securities and Exchange Commission

Division of Corporation Finance

March 8, 2017

ACKNOWLEDGEMENT

In connection with Gold Lake Corp.’s (the “Company”) letter dated March 8, 2017, addressed to the Securities Exchange Commission (the “Commission”), we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GOLD LAKES CORP.

By:	/s/ Christopher Vallos
Christopher Vallos
Chief Executive Officer

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